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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                            -----------------------

                                 SCHEDULE TO/A
                                 (RULE 14d-100)
       Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1) of
                      the Securities Exchange Act of 1934
                               (Amendment No. 2)

                              AMERICAN FREIGHTWAYS
                                  CORPORATION
                           (Name of Subject Company)

                                   FDX, INC.
                               FEDEX CORPORATION
                       (Name of Filing Persons - Offeror)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (Title of Class of Securities)

                            -----------------------

                                   02629V108
                     (Cusip Number of Class of Securities)

                              KENNETH R. MASTERSON
                               FedEx Corporation
                           942 South Shady Grove Road
                               Memphis, TN 38120
                           Telephone: (901) 818-7200
  (Name, Address and Telephone Number of Person Authorized to Receive Notices
                and Communications on Behalf of Filing Persons)

                                   Copies to:
                                Dennis S. Hersch
                             Davis Polk & Wardwell
                              450 Lexington Avenue
                            New York, New York 10017
                           Telephone: (212) 450-4000


                           CALCULATION OF FILING FEE

     Transaction valuation*                         Amount of filing fee**
     ----------------------                         ----------------------
         $458,332,639                                       $91,667

*Estimated for purposes of calculating the amount of the filing fee only. The amount assumes the purchase of a total of 16,293,375 shares of the outstanding Common Stock, par value $0.01 per share, at a price per Share of $28.13 in cash. Such number of Shares represents approximately 50.1% of the shares of American Freightways Corporation outstanding as of November 10, 2000. **Calculated as 1/50 of 1% of the transaction value. Fee was paid on November 20, 2000.

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:_____________  Filing Party:_____________________________
Form or Registration No.:___________  Date Filed: ______________________________

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

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    Check the appropriate boxes below to designate any transactions to which the statement relates:
    |X] third-party tender offer subject to Rule 14d-1.
    [ ] issuer tender offer subject to Rule 13e-4.
    [ ] going-private transaction subject to Rule 13e-3.
    [ ] amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer. [ ]
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                         AMENDMENT NO. 2 TO SCHEDULE TO

     This Amendment No. 2 to the Tender Offer Statement on Schedule TO amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission on November 20, 2000 and subsequently amended (the "Schedule TO") relating to an offer by FedEx Corporation, a Delaware corporation ("Parent"), and FDX, Inc., a Delaware corporation ("Purchaser") and a wholly-owned subsidiary of Parent, to purchase up to 50.1% of the outstanding shares of common stock, par value $.01 per share, and associated rights (the "Shares"), of American Freightways Corporation, an Arkansas corporation ("Company"), at $28.13 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 20, 2000 (the "Offer to Purchase"), and in the related Letter of Transmittal. Copies of the Offer to Purchase and the Letter of Transmittal are attached as Exhibits (a)(1) and (a)(2), respectively, to the Schedule TO.

     The information set forth in the Offer to Purchase and related Letter of Transmittal, including all schedules and annexes thereto, is hereby expressly incorporated herein by reference. Capitalized terms used and not defined herein shall have the meanings set forth in the Offer to Purchase.

   Item 1. Summary Term Sheet.

     Item 1 of Schedule TO, the Summary Term Sheet, is amended as follows:

     The first paragraph of the subsection entitled "When and how will I be paid for my tendered shares?" of the Offer to Purchase is hereby amended and restated in its entirety as follows:

     "Subject to the terms and conditions of the Offer, we will pay for all validly tendered and not withdrawn Shares promptly after the Expiration Date, subject to the satisfaction or waiver of the conditions to the Offer, as set forth in "The Offer - Conditions to the Offer." We do, however, reserve the right, in our sole discretion and subject to applicable law, to delay payment for Shares if necessary to obtain any required regulatory approvals."

   Item 4. Terms of the Transaction.

     Item 4 of the Schedule TO is amended as follows:

     1. The fourth paragraph of the subsection entitled "The Offer - Terms of the Offer; Expiration Date" is hereby amended and restated in its entirety as follows:

     "The Offer is subject to the conditions set forth in the "The Offer - Conditions to the Offer", which includes, among other things, satisfaction of the Minimum Condition and the expiration or termination of the waiting period applicable to our acquisition of Shares pursuant to the Offer under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"). If any such condition is not satisfied, we may (a) terminate the Offer and return all tendered Shares; or (b) extend the Offer and, subject to certain conditions and to your withdrawal rights as set forth in "The Offer - Withdrawal Rights", retain all Shares until the expiration of the Offer as so extended; or (c) waive the Minimum Condition and, subject to any requirement to extend the period of time during which the Offer is open, purchase all Shares validly tendered prior to the Expiration Date and not withdrawn or delay acceptance for payment or payment for Shares, subject to applicable law, until satisfaction or waiver of those conditions to the Offer relating to regulatory approvals. For a description of our right to extend, amend, delay or terminate the Offer, see "The Offer - Extension of the Tender Period; Termination; Amendment", and "The Offer - Conditions to the Offer."

     2. The first two sentences of the first paragraph of the subsection entitled "The Offer - Acceptance for Payment and Payment" of the Offer to Purchase are hereby amended and restated in their entirety as follows:

     "Upon the terms and subject to the conditions of the Offer, we will accept for payment and pay for all Shares validly tendered prior to the Expiration Date and not withdrawn promptly after the Expiration Date, subject to the satisfaction or waiver of the conditions set forth in "the Offer - Conditions to the Offer." In addition, we reserve the


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right, subject to compliance with Rule 14e-1(c) under the Exchange Act, to delay the acceptance for payment or payment for Shares if necessary to obtain any required regulatory approvals."

   Item 7. Source and Amount of Funds or Other Consideration.

     Item 7 of the Schedule TO is amended as follows:

     1. The second paragraph of the subsection entitled "The Offer - Source and Amount of Funds" of the Offer to Purchase is deleted and the following is substituted in lieu thereof:

     "On December 13, 2000, FedEx entered into a credit agreement with certain lenders and The Chase Manhattan Bank, as administrative agent. Under the terms of this agreement, the lenders have agreed to provide loans of up to $750 million on a revolving basis (the "New Facility"). Borrowings under the New Facility are unsecured and will bear interest at a rate per annum generally determined by maturities selected and prevailing market conditions. Any loans under the New Facility mature on December 12, 2001; however, FedEx may, at its option, convert any loans outstanding on that date into a one-year term loan. Certain subsidiaries of FedEx have guaranteed the payment of FedEx's obligations under the New Facility. The credit agreement relating to the New Facility contains representations and warranties and covenants that are substantially similar to those in FedEx's existing $1 billion credit agreement (the "Existing Facility" and together with the New Facility, the "Facilities") and otherwise customary to revolving credit facilities of this nature.

         The New Facility will provide, together with the Existing Facility, liquidity support for the issuance of commercial paper by FedEx. Commercial paper borrowings by FedEx are backed by unused commitments under the Facilities and reduce the amounts available to borrow thereunder. If it chooses, FedEx also may use proceeds of loans under the New Facility to refinance any existing indebtedness of the Company and for general corporate purposes and working capital.

         FedEx currently contemplates that the New Facility will be used only to backstop its commercial paper program and that it will not make any borrowings under the New Facility. FedEx has not yet determined how future loans, if any, under the New Facility would be repaid. Decisions regarding any repayments will be made by FedEx based upon its review from time to time of such factors as prevailing interest rates and financial and other market conditions."

   Item 12.  Exhibits.

     Item 12 of the Schedule TO is hereby amended and supplemented by adding the following:

     (b)(2) Credit Agreement among FedEx Corporation, the Lenders, Commerzbank AG, as Syndication Agent, Bank of America, N.A., as Documentation Agent, The Chase Manhattan Bank, as Administrative Agent, and Chase Securities Inc., as Lead Arranger and Book Manager, dated as of December 13, 2000.


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                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                               FEDEX CORPORATION


                               /s/ Kenneth R. Masterson
                               ------------------------------------------------
                                       (Signature)


                               Kenneth R. Masterson, Executive Vice President, General Counsel and Secretary
                               ------------------------------------------------
                                       (Name and Title)


                               December 15, 2000
                               ------------------------------------------------
                                       (Date)


                               FDX, INC.


                               /s/ Kenneth R. Masterson
                               ------------------------------------------------
                                       (Signature)


                               Kenneth R. Masterson, President
                               ------------------------------------------------
                                       (Name and Title)


                               December 15, 2000
                               ------------------------------------------------
                                       (Date)


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                                 EXHIBIT INDEX

   Exhibit No.
   -----------

     (a)(1)    Offer to Purchase dated November 20, 2000.*

     (a)(2) Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9).*

     (a)(3)    Notice of Guaranteed Delivery.*

     (a)(4) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

     (a)(5) Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

     (a)(6)    Form of summary advertisement dated November 20, 2000.*

     (b)(1) Commitment Letter from The Chase Manhattan Bank dated November 10, 2000.*

     (b)(2) Credit Agreement among FedEx Corporation, the Lenders, Commerzbank AG, as Syndication Agent, Bank of America, N.A., as Documentation Agent, The Chase Manhattan Bank, as
               Administrative Agent, and Chase Securities Inc., as Lead Arranger and Book Manager, dated as of December 13, 2000.

     (d)-(1) Agreement and Plan of Merger among Parent, Purchaser and the Company dated as of November 12, 2000.*

     (d)-(2) Irrevocable Proxy and Voting Agreement among Parent and certain shareholders of the Company dated as of November 12 12, 2000.*

     (d)-(3) Confidentiality Agreement between Parent and the Company dated September 21, 2000.*

     (d)-(4) Confidentiality Agreement between Parent and the Company dated September 21, 2000.*

       (g)     Not applicable

       (h)     Not applicable

     * Filed with the Schedule TO on November 20, 2000.